UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 52447/September 15, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11983

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In the Matter of   :
                                                    :   ORDER CANCELING HEARING,
NETCURRENTS INFORMATION   :   MAKING FINDINGS, AND IMPOSING
SERVICES, INC.   :   SANCTION BY DEFAULT
                                                    :

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         On July 15, 2005, the Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP), issued pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). NetCurrents Information Services, Inc. (NetCurrents), filed an Answer and Affirmative Defenses on August 11, 2005. I held a prehearing conference on August 17, 2005, at which a hearing was scheduled for September 26, 2005. On September 7, 2005, however, NetCurrents filed a Notice of Withdrawal of Answer and Consent to Revocation of Registration.

         Accordingly, I find NetCurrents to be in default pursuant to Rule 155 of the Commission's Rules of Practice, 17 C.F.R. § 201.155. I find that the following allegations set out in the OIP are true.

         NetCurrents, formerly named NetCurrents, Inc., is a Delaware corporation formerly based in Beverly Hills, California. According to the Secretary of State of the State of Delaware, NetCurrents was in good standing as of August 17, 2005. (Notice of Filing of Certificate of Good Standing, filed August 19, 2005.) NetCurrents's common stock, ticker symbol NCIS, and Series A 8.5 percent convertible preferred stock, ticker symbol NCISP, are quoted on the Pink Sheets. NetCurrents's common stock and Series A 8.5 percent convertible preferred stock are registered with the Commission under Section 12(g) of the Exchange Act.

         Section 13(a) of the Exchange Act and the rules thereunder require issuers with classes of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, on Form 10-K or Form 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Form 10-Q or Form 10-QSB.

NetCurrents has not filed any periodic reports with the Commission for over three years. NetCurrents last filed an annual report on Form 10-KSB for the year ended December 31, 2000, and last filed a quarterly report on Form 10-QSB for the quarter ended September 30, 2001. Because of the failure to file these required reports, NetCurrents has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

Order

Based on these facts, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of securities of NetCurrents.

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of securities of NetCurrents Information Services, Inc., is revoked.

I FURTHER ORDER that the hearing scheduled for September 26, 2005, in Miami, Florida, is cancelled.

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Brenda P. Murray
Chief Administrative Law Judge